UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

July 27, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 201,823,190 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 201,823,190
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 201,823,190
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), 187,339,290 are held in the form of 37,467,858 American Depositary Shares (“ADSs”).
(2)	Based on 2,150,302,669 Common Shares outstanding following the issuance of 1,630,551,008 Common Shares in Oi S.A.’s (the “Issuer”) capital increase (“Capital Increase”), as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2018. The number of Common Shares outstanding prior to the Capital Increase is based on the number of Common Shares reported by the Issuer in its Form 20-F for the Fiscal Years Ended December 31, 2017 and December 31, 2016, as filed with the SEC on May 16, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 201,823,190 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 201,823,190
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 201,823,190
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of Common Shares, 187,339,290 are held in the form of 37,467,858 ADSs.
(2)	Based on 2,150,302,669 Common Shares outstanding following the issuance of 1,630,551,008 Common Shares in the Issuer’s Capital Increase, as reported on the Issuer’s Form 6-K filed with the SEC on July 25, 2018. The number of Common Shares outstanding prior to the Capital Increase is based on the number of Common Shares reported by the Issuer in its Form 20-F for the Fiscal Years Ended December 31, 2017 and December 31, 2016, as filed with the SEC on May 16, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 201,823,190 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 201,823,190
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 201,823,190
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of Common Shares, 187,339,290 are held in the form of 37,467,858 ADSs.
(2)	Based on 2,150,302,669 Common Shares outstanding following the issuance of 1,630,551,008 Common Shares in the Issuer’s Capital Increase, as reported on the Issuer’s Form 6-K filed with the SEC on July 25, 2018. The number of Common Shares outstanding prior to the Capital Increase is based on the number of Common Shares reported by the Issuer in its Form 20-F for the Fiscal Years Ended December 31, 2017 and December 31, 2016, as filed with the SEC on May 16, 2018.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, without par value (the “Common Shares”), of Oi S.A. – In Judicial Reorganization, a Brazilian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Rua Humberto de Campos, No. 425, 8th floor – Leblon, 22430-190 Rio de Janeiro, RJ, Federative Republic of Brazil.

ITEM 2.	Identity and Background.

(a) This statement is filed by:

(i) GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Advisor”), with respect to Common Shares of the Issuer held in the respective accounts of the Funds and Managed Accounts (each as defined below);

(ii) GoldenTree Asset Management LLC, a Delaware limited liability company (the “General Partner”), with respect to Common Shares of the Issuer held in the respective accounts of the Funds and Managed Accounts;

(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”) with respect to Common Shares of the Issuer held in the respective accounts of the Funds and Managed Accounts; and

The Advisor, the General Partner and Mr. Tananbaum are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.

(c) The principal business of the Advisor is to serve as the investment manager or adviser to Centurylink, Inc. Defined Benefit Master Trust, Credit Fund Golden Ltd, FS Credit Income Fund, GN3 SIP L.P., GN3 SIP Limited, Gold Coast Capital Subsidiary X Limited, GoldenTree Credit Opportunities Master Fund Ltd., GoldenTree Distressed Fund 2014 LP, GoldenTree Distressed Master Fund 2014 Ltd., GoldenTree E Distressed Debt Fund II LP, GoldenTree E Distressed Debt Master Fund II LP, GoldenTree Emerging Markets Master Fund ICAV, GoldenTree Entrust Master Fund SPC On Behalf Of And For The Account Of Segregated Portfolio I, GoldenTree High Yield Value Fund Offshore (Strategic), Ltd., GoldenTree High Yield Value Master Unit Trust, GoldenTree Insurance Fund Series Interests Of The Sali Multi-Series Fund, L.P., GoldenTree Master Fund, Ltd., GoldenTree Multi-Sector Fund Offshore ERISA, Ltd., GoldenTree Multi-Sector Master Fund ICAV - GoldenTree Multi-Sector Master Fund Portfolio A, GoldenTree NJ Distressed Fund 2015 LP, GT NM, L.P., Guadalupe Fund, LP, Healthcare Employees’ Pension Plan – Manitoba, High Yield And Bank Loan Series Trust, Kapitalforeningen Unipension Invest, High Yield Obligationer, Louisiana State Employees Retirement System, MA Multi-Sector Opportunistic Fund, LP, Rock Bluff High Yield Partnership, L.P., and Gresham Multi-Asset Credit Fund, Ltd. (collectively, the “Funds and Managed Accounts”). By virtue of its position as the investment manager or adviser to the Funds and Managed Accounts, the Advisor may be deemed to have voting and investment power over the Common Shares of the Issuer directly held by the Funds and Managed Accounts. The principal business of the General Partner is to serve as the general partner of the Advisor. In addition, as the general partner of the Advisor, the General Partner may be deemed to have voting and investment power over the Common Shares of the Issuer directly held by the Funds and Managed Accounts. The principal business of Mr. Tananbaum is to serve as the managing member of the General Partner. As the managing member of the General Partner, Mr. Tananbaum may be deemed to have voting and investment power over the Common Shares of the Issuer directly held by the Funds and Managed Accounts. Mr. Tananbaum also owns, for his own account, 404,105 preferred shares of the Issuer, representing less than 1.0% of the total issued and outstanding preferred shares of the Issuer. In addition to Mr. Tananbaum, Mr. Patrick M. Dyson and Mr. Ted S. Lodge, each of whom is an employee of the Advisor, may be deemed to have voting and investment power over the Common Shares of the Issuer directly held by the Funds and Managed Accounts as a result of their employment responsibilities for the Advisor.

(d) None of the Reporting Persons nor any of the Funds and Managed Accounts has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the Funds and Managed Accounts has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

(i) Advisor – Delaware;

(ii) General Partner – Delaware; and

(iii) Mr. Tananbaum – United States of America.

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

On June 20, 2016, the Issuer and six of its wholly owned direct or indirect subsidiaries filed a joint voluntary petition for judicial reorganization (recuperação judicial) pursuant to Brazilian bankruptcy law with the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro (the “RJ Court”). On December 20, 2017, a general creditors meeting approved a judicial reorganization plan (the “RJ Plan”). On January 8, 2018, the RJ Court entered an order ratifying and confirming the RJ Plan, according to its terms, but purporting to modify certain provisions of the RJ Plan. The RJ Plan became effective on February 5, 2018. On June 14, 2018, the United States Bankruptcy Court for the Southern District of New York issued an order granting full force and effect the RJ Plan in the United States and for purposes of U.S. law with respect to the Issuer and certain of its subsidiaries. Pursuant to the RJ Plan, the Issuer consummated a capital increase (the “Capital Increase”) of the Issuer, pursuant to which certain eligible holders (the “Qualified Holders”) of bonds issued by the Issuer and certain of its subsidiaries were permitted to surrender such bonds for a mixture of newly issued Common Shares (in the form of American Depositary Shares (“Common Share ADSs”)), newly issued warrants (“Warrants”) (in the form of American Depositary Warrants (“ADWs”)) for the purchase of Common Shares, newly issued bonds issued by the Issuer (“New Notes”), and cash (collectively, the “Qualified Recovery”), based on fixed ratios. Specifically, pursuant to the Qualified Recovery, for every US$1,000 of claims held by a Qualified Holder (“Bondholder Credits”), such Qualified Holder was eligible to receive, subject to rounding, the following:

  US$195.61 aggregate principal amount of the New Notes;
  35.82 Common Share ADSs representing 179.08 new Common Shares;
  2.75 Common Share ADSs representing 13.75 existing Common Shares held by Portugal Telecom International Finance B.V. – Under Judicial Reorganization, a subsidiary of the Issuer;
  2.75 ADWs representing Warrants to acquire 13.78 Common Shares to be issued in the form of Common Share ADSs; and
  US$0.01 in cash.

The Funds and Managed Accounts, as Qualified Holders, elected to participate in the Qualified Recovery. The Qualified Recovery settled as of July 27, 2018. The following table sets forth the sum of Bondholder Credits surrendered by the Funds and Managed Accounts, and the consideration received by the Funds and Managed Accounts pursuant to the Qualified Recovery.

Fund or Managed Account	Bondholder Credits (US$)	Principal of New Notes (US$)	Common Shares	Warrants	Cash (US$)
CENTURYLINK, INC. DEFINED BENEFIT MASTER TRUST	3,733,050	727,000	719,810	51,410	60
CREDIT FUND GOLDEN LTD	2,337,080	456,000	450,630	32,185	40
FS CREDIT INCOME FUND	2,253,200	440,000	434,475	31,035	33
GN3 SIP L.P.	2,040,953	398,000	393,540	28,105	33
GN3 SIP LIMITED	66,099,373	12,925,000	12,745,770	910,505	977
GOLD COAST CAPITAL SUBSIDIARY X LIMITED	39,482,377	7,718,000	7,613,285	543,845	591
GOLDENTREE CREDIT OPPORTUNITIES MASTER FUND LTD.	73,266,987	14,327,000	14,127,895	1,009,235	1,082
GOLDENTREE DISTRESSED FUND 2014 LP	34,598,421	6,765,000	6,671,520	476,580	512
GOLDENTREE DISTRESSED MASTER FUND 2014 LTD.	215,242,817	42,101,000	41,504,860	2,964,980	3,161
GOLDENTREE E DISTRESSED DEBT FUND II LP	844,625	163,000	162,850	11,625	14
GOLDENTREE E DISTRESSED DEBT MASTER FUND II LP	11,560,484	2,258,000	2,229,165	159,235	174
GOLDENTREE EMERGING MARKETS MASTER FUND ICAV	5,715,290	1,117,000	1,102,065	78,725	85
GOLDENTREE ENTRUST MASTER FUND SPC ON BEHALF OF AND FOR THE ACCOUNT OF SEGREGATED PORTFOLIO I	8,127,052	1,588,000	1,567,090	111,940	123
GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE (STRATEGIC), LTD.	5,989,587	1,169,000	1,154,935	82,500	93
GOLDENTREE HIGH YIELD VALUE MASTER UNIT TRUST	14,795,032	2,891,000	2,852,870	203,790	221
GOLDENTREE INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.	3,559,574	694,000	686,355	49,020	58
GOLDENTREE MASTER FUND, LTD.	352,519,345	68,952,000	67,975,635	4,855,980	5,174
GOLDENTREE MULTI-SECTOR FUND OFFSHORE ERISA, LTD.	2,686,691	523,000	518,030	37,000	47
GOLDENTREE MULTI-SECTOR MASTER FUND ICAV - GOLDENTREE MULTI-SECTOR MASTER FUND PORTFOLIO A	8,436,652	1,643,000	1,626,755	116,180	137
GOLDENTREE NJ DISTRESSED FUND 2015 LP	44,148,226	8,631,000	8,512,995	608,125	654
GT NM, L.P.	16,056,401	3,136,000	3,096,070	221,150	245
GUADALUPE FUND, LP	4,875,877	949,000	940,170	67,145	79
HEALTHCARE EMPLOYEES' PENSION PLAN - MANITOBA	4,442,540	868,000	856,630	61,190	67
HIGH YIELD AND BANK LOAN SERIES TRUST	17,844,038	3,485,000	3,440,745	245,780	274
KAPITALFORENINGEN UNIPENSION INVEST, HIGH YIELD OBLIGATIONER	4,919,847	959,000	948,650	67,750	78
LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM	7,274,915	1,419,000	1,402,770	100,190	119
MA MULTI-SECTOR OPPORTUNISTIC FUND, LP	5,234,162	1,018,000	1,009,250	72,080	85
ROCK BLUFF HIGH YIELD PARTNERSHIP, L.P.	2,133,898	414,000	411,445	29,380	38
GRESHAM MULTI-ASSET CREDIT FUND, LTD.	11,391,098	2,210,000	2,183,030	155,945	185
Total	971,609,592	189,944,000	187,339,290	13,382,610	14,439

In addition to the consideration received in the Qualified Recovery, the Reporting Persons, previously acquired 14,483,900 Common Shares of the Issuer for the accounts of the Funds and Managed Accounts (“Previously Acquired Shares”). The following table sets forth the sum of Common Shares received pursuant to the Qualified Recovery and the Previously Acquired Shares for each of the Funds and Managed Accounts pursuant to the Qualified Recovery.

Fund or Managed Account	Previously Acquired Shares	Common Shares Received in Qualified Recovery	Total Common Shares
CENTURYLINK, INC. DEFINED BENEFIT MASTER TRUST	-	719,810	719,810
CREDIT FUND GOLDEN LTD	-	450,630	450,630
FS CREDIT INCOME FUND	-	434,475	434,475
GN3 SIP L.P.	-	393,540	393,540
GN3 SIP LIMITED	1,615,893	12,745,770	14,361,663
GOLD COAST CAPITAL SUBSIDIARY X LIMITED	-	7,613,285	7,613,285
GOLDENTREE CREDIT OPPORTUNITIES MASTER FUND LTD.	-	14,127,895	14,127,895
GOLDENTREE DISTRESSED FUND 2014 LP	353,670	6,671,520	7,025,190
GOLDENTREE DISTRESSED MASTER FUND 2014 LTD.	2,201,939	41,504,860	43,706,799
GOLDENTREE E DISTRESSED DEBT FUND II LP	-	162,850	162,850
GOLDENTREE E DISTRESSED DEBT MASTER FUND II LP	-	2,229,165	2,229,165
GOLDENTREE EMERGING MARKETS MASTER FUND ICAV	-	1,102,065	1,102,065
GOLDENTREE ENTRUST MASTER FUND SPC ON BEHALF OF AND FOR THE ACCOUNT OF SEGREGATED PORTFOLIO I	332,067	1,567,090	1,899,157
GOLDENTREE HIGH YIELD VALUE FUND OFFSHORE (STRATEGIC), LTD.	-	1,154,935	1,154,935
GOLDENTREE HIGH YIELD VALUE MASTER UNIT TRUST	-	2,852,870	2,852,870
GOLDENTREE INSURANCE FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.	84,049	686,355	770,404
GOLDENTREE MASTER FUND, LTD.	9,179,466	67,975,635	77,155,101
GOLDENTREE MULTI-SECTOR FUND OFFSHORE ERISA, LTD.	-	518,030	518,030
GOLDENTREE MULTI-SECTOR MASTER FUND ICAV - GOLDENTREE MULTI-SECTOR MASTER FUND PORTFOLIO A	-	1,626,755	1,626,755
GOLDENTREE NJ DISTRESSED FUND 2015 LP	451,739	8,512,995	8,964,734
GT NM, L.P.	-	3,096,070	3,096,070
GUADALUPE FUND, LP	90,906	940,170	1,031,076
HEALTHCARE EMPLOYEES' PENSION PLAN - MANITOBA	-	856,630	856,630
HIGH YIELD AND BANK LOAN SERIES TRUST	-	3,440,745	3,440,745
KAPITALFORENINGEN UNIPENSION INVEST, HIGH YIELD OBLIGATIONER	-	948,650	948,650
LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM	102,600	1,402,770	1,505,370
MA MULTI-SECTOR OPPORTUNISTIC FUND, LP	71,571	1,009,250	1,080,821
ROCK BLUFF HIGH YIELD PARTNERSHIP, L.P.	-	411,445	411,445
GRESHAM MULTI-ASSET CREDIT FUND, LTD.	-	2,183,030	2,183,030
Total	14,483,900	187,339,290	201,823,190

Warrants

Each Warrant distributed as part of the Qualified Recovery will entitle its holder to subscribe for one Common Share at an exercise price of the equivalent in reais of US$0.01 per Common Share. Each Warrant will be exercisable at any time, at the sole discretion of the holder, during a period of 90 days (the “Exercise Period”), beginning on the date that is 12 months after the date on which the Warrants are issued, unless the commencement of the Exercise Period is accelerated upon the earliest to occur of the events described below.

If the Issuer calls a general shareholders’ meeting of the Issuer or a meeting of the Issuer’s board of directors to approve the commencement of the rights offering relating to the cash capital increase described in Section 6 of the RJ Plan (“New Money Capital Increase”), Oi will publish a material fact (fato relevante) relating to that meeting at least 15 business days prior to that meeting, in which the Issuer will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of publication of that material fact.

In the event that any transaction occurs that results in the change of the Issuer’s “control” (as such term is defined in the RJ Plan), the Issuer will publish a Material Fact relating to that transaction in which the Issuer will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of the completion of such transaction.

ITEM 4.	Purpose of Transaction.

The disclosure in Item 3 above is incorporated herein by reference.

The Reporting Persons acquired the Common Shares of the Issuer reported in this Schedule 13D for the accounts of the Funds and Managed Accounts for investment purposes.

The Reporting Persons have and may from time to time in the future communicate their views to other shareholders, management, and the board of directors of the Issuer regarding various aspects of the Issuer’s governance, business and management. In particular, the Reporting Persons plan to communicate their views regarding the composition of the Issuer’s new board of directors and other Issuer proposals to be discussed at the Issuer’s upcoming shareholders meeting, currently scheduled for September 3, 2018.

The Advisor is party to, on behalf of certain of the Funds and Managed Accounts, that certain Subscription and Commitment Agreement dated as of December 19, 2017, by and among the Issuer, certain of its subsidiaries and the Investors as defined and listed therein, as amended from time to time (the “Backstop Agreement”). Section 6 of the RJ Plan requires that by no later than February 28, 2019, the Issuer will conduct the New Money Capital Increase, pursuant to which the Issuer will offer its then existing shareholders preemptive rights to subscribe for new Common Shares of the Issuer in the total amount of BRL 4.0 billion, at a price per share calculated by dividing BRL 3.0 billion by the number of the Issuer’s shares outstanding on the business day immediately prior to the New Money Capital Increase. Existing shareholders are not required to participate in the New Money Capital Increase.

Pursuant to the Backstop Agreement, the Advisor, on behalf of certain of the Funds and Managed Accounts, agreed to subscribe for 19.22% (the “Commitment Percentage”) of any Common Shares that are not purchased by the Issuer’s existing shareholders in the New Money Capital Increase, subject to certain conditions set forth in the Backstop Agreement. Upon consummation of the New Money Capital Increase, pursuant to the Backstop Agreement, the Advisor, on behalf of certain of the Funds and Managed Accounts, shall receive a commitment fee equal to its Commitment Percentage multiplied by either (i) 8.0% in U.S. dollars or (ii) 10.0% in the Issuer’s Common Shares, of the total size of the New Money Capital Increase, at the option of the Advisor, subject to certain adjustments and conditions as set forth in the Backstop Agreement.

In addition to the New Notes received by the Reporting Persons in the Qualified Recovery, the Reporting Persons have acquired, and may from time to time acquire, additional New Notes, for the accounts of the Funds and Managed Accounts.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment, including a sale of all or a portion of their equity ownership in the Issuer.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based on 2,150,302,669 Common Shares outstanding following the issuance of 1,630,551,008 Common Shares in the Issuer’s Capital Increase, as reported on the Issuer’s Form 6-K filed with the SEC on July 25, 2018. The number of Common Shares outstanding prior to the Capital Increase is based on the number of Common Shares reported as outstanding by the Issuer in its Form 20-F for the Fiscal Years Ended December 31, 2017 and December 31, 2016, as filed with the SEC on May 16, 2018.

(c) The information in Item 3 and Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 2, Item 3 and Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons
99.2	Subscription and Commitment Agreement dated as of December 19, 2017, by and among the Issuer, certain of its subsidiaries and the Investors as defined and listed therein (incorporated by reference to Exhibit 4.18 to the Issuer’s Form 20-F, filed with the SEC on May 16, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 6, 2018

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum